SUPPL

Av Industrial 675
Lima 1 Perú

Ferreyros

T 511 336 7070
F 511 336 8331

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, August 31th, 2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

07026452

Ref: Important Issues

Dear Sirs:

Hereby we inform you that the Company's Shareholders Meeting held on March 28st, 2007, increased the capital in the amount of S/. 51'553,154.40. The new capital of the Company is the amount of S/. 335'749,154.40, composed by 305'226,504 shares of S/. 1.10 nominal value. This decision was reached by and legally formalized through a Public Deed dated July 12th. 2007, issued by the Public Notary of Lima, Dr. Jorge E. Orihuela Iberico. Please find attached a copy of the Public Deed.

The Registration Date for the new shares to be issued will be September 18th, 2007 delivering these shares to the shareholders on September 28, 2007. The percentage of new shares will be 18.14%

Faithfully yours,

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente de División Finanzas

dw 9/18

Dr. JORGE E. ORIHUELA IBERICO
NOTARIO DE LIMA
AV. CAMINO REAL Nº 111 - 2DO. PISO - SAN ISIDRO
TELEFAX: (511) 442-8897 442-2574 442-8907 442-6339 440-5422
E-MAIL:notjeoi@terra.com.pe

Testimonio

DE LA ESCRITURA DE: AUMENTO DE CAPITAL Y MODIFICACION PARCIAL DE ESTATUTOS

OTORGADA POR: FERREYROS S.A.A.

A FAVOR DE:

LIMA, 12 DE JULIO DEL 2,007

KARDEX: 80015 FOJAS: 5,918

INSTRUMENTO NUMERO 683
KARDEX NUMERO : 80015

Fjs. 5,918

AUMENTO DE CAPITAL Y MODIFICACION PARCIAL DE ESTATUTOS

Que otorga

FERREYROS S.A.A.

INTRODUCCION.- EN LA CIUDAD DE LIMA, A LOS DOCE (12) DIAS DEL MES DE JULIO DEL AÑO DOS MIL SIETE (2007), ANTE MI: JORGE EDUARDO ORIHUELA IBERICO, NOTARIO DE LIMA, COMPARECE:====================
DON OSCAR GUILLERMO ESPINOSA BEDOYA.============================
DE NACIONALIDAD : PERUANA.======================================
CON DOCUMENTO NACIONAL DE IDENTIDAD No. : 07277264.==============
QUE DECLARA:===
SER DE ESTADO CIVIL : CASADO.====================================
SER DE PROFESION U OCUPACION : INGENIERO CIVIL.==================
QUIEN PROCEDE EN NOMBRE Y REPRESENTACION DE: FERREYROS S.A.A., CON R.U.C. No. 20100027292, FACULTADO SEGUN CONSTA DEL COMPROBANTE QUE SE INSERTA.==
EL COMPARECIENTE ES MAYOR DE EDAD, CON DOMINIO DEL IDIOMA CASTELLANO, A QUIEN IDENTIFICO, ACTUA CON CAPACIDAD, LIBERTAD Y CONOCIMIENTO CON QUE SE OBLIGA DE LO QUE DOY FE Y ME ENTREGA LA SIGUIENTE MINUTA PARA QUE ELEVE A ESCRITURA PUBLICA LA QUE ARCHIVO EN SU LEGAJO CORRESPONDIENTE BAJO EL NUMERO DE ORDEN RESPECTIVO Y CUYO TENOR LITERAL ES EL SIGUIENTE:============================

SERIE B Nº 7279419

563

======================= M I N U T A =======================

SEÑOR NOTARIO:===

SIRVASE EXTENDER EN SU REGISTRO DE ESCRITURAS PUBLICAS, UNA EN LA QUE CONSTE EL **AUMENTO DE CAPITAL Y MODIFICACION PARCIAL DE ESTATUTOS**, QUE OTORGA **FERREYROS S.A.A.**, CON DOMICILIO EN AV. INDUSTRIAL No. 675, DISTRITO DEL CERCADO DE LIMA, DEBIDAMENTE REPRESENTADA POR SU DIRECTOR GERENTE GENERAL EL SR. OSCAR GUILLERMO ESPINOSA BEDOYA, IDENTIFICADO CON D.N.I. No. 07277264, SEGUN FACULTADES OTORGADAS EN EL ACTA DE DIRECTORIO DE FECHA 15 DE MAYO DE 2007; EN LOS TERMINOS Y CONDICIONES SIGUIENTES:===========

CLAUSULA PRIMERA: LA SOCIEDAD SE ENCUENTRA INSCRITA EN LA PARTIDA ELECTRONICA No. 11007355 DEL LIBRO DE SOCIEDADES DEL REGISTRO DE PERSONAS JURIDICAS DE LIMA.==

CLAUSULA SEGUNDA: MEDIANTE SESION DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS DE FECHA 28 DE MARZO DE 2007, SE ACORDO DELEGAR AL DIRECTORIO LA DISTRIBUCION DE LAS UTILIDADES DE LIBRE DISPOSICION DEL AÑO 2006, TANTO EN DIVIDENDOS EN EFECTIVO COMO EN ACCIONES DE PROPIA EMISION, Y EN CONSECUENCIA APROBAR LA CAPITALIZACION DE UTILIDADES Y EL AUMENTO DE CAPITAL A QUE ELLO DE LUGAR, ASI COMO LA MODIFICACION DEL ARTICULO QUINTO DEL ESTATUTO SOCIAL, CUYA PARTE PERTINENTE DEL ACTA USTED SEÑOR NOTARIO SE SERVIRA INSERTAR.==

CLAUSULA TERCERA: MEDIANTE SESION DE DIRECTORIO DE FECHA 15 DE MAYO DE 2007, SE ACORDO INCREMENTAR EL CAPITAL SOCIAL EN LA SUMA DE S/. 51'553,154.40 (CINCUENTA Y UN MILLONES QUINIENTOS CINCUENTA Y TRES MIL CIENTO CINCUENTA Y CUATRO Y 40/100 NUEVOS SOLES), COMO CONSECUENCIA DE LA CAPITALIZACION DE PARTE DE LAS UTILIDADES DE LIBRE DISPOSICION, AUMENTANDOSE EN CONSECUENCIA EL CAPITAL SOCIAL A S/. 335'749,154.40 (TRESCIENTOS TREINTA Y CINCO MILLONES SETECIENTOS CUARENTA Y NUEVE MIL CIENTO CINCUENTA Y CUATRO Y 40/100 NUEVOS SOLES), TAL COMO CONSTA EN LA PARTE PERTINENTE DEL ACTA QUE USTED SEÑOR NOTARIO SE SERVIRA INSERTAR.================

POR EL PRESENTE DOCUMENTO SE FORMALIZA DICHO AUMENTO DE CAPITAL,

RIE B Nº 7279420

ESTABLECIENDOSE QUE EL ARTICULO QUINTO DE LOS ESTATUTOS DE LA SOCIEDAD TENDRA EN ADELANTE EL SIGUIENTE TENOR:==================

"ARTICULO 5°.- EL CAPITAL DE LA SOCIEDAD ES DE S/. 335'749,154.40 (TRESCIENTOS TREINTA Y CINCO MILLONES SETECIENTOS CUARENTA Y NUEVE MIL CIENTO CINCUENTA Y CUATRO Y 40/100 NUEVOS SOLES), DIVIDIDO EN 305'226,504 ACCIONES DE UN VALOR NOMINAL DE S/. 1.10 (UNO Y 10/100 NUEVOS SOLES) CADA UNA, INTEGRAMENTE SUSCRITAS Y PAGADAS, GOZANDO TODAS DE IGUALES DERECHOS Y PRERROGATIVAS." ====================

SEÑOR NOTARIO, SIRVASE USTED ELEVAR A ESCRITURA PUBLICA LA PRESENTE MINUTA EFECTUANDO LOS INSERTOS CORRESPONDIENTES, Y CURSAR EL PARTE NOTARIAL PARA SU DEBIDA INSCRIPCION EN EL LIBRO DE SOCIEDADES DEL REGISTRO DE PERSONAS JURIDICAS DE LIMA.===========

LIMA, 06 DE JULIO DE 2007.=====================================

(FIRMADO): OSCAR GUILLERMO ESPINOSA BEDOYA - (Por: FERREYROS S.A.A.) ==

AUTORIZA LA PRESENTE MINUTA EL DR. EDUARDO RAMIREZ DEL VILLAR LOPEZ DE ROMAÑA - ABOGADO - CON REGISTRO DEL COLEGIO DE ABOGADOS DE LIMA Nº 13516.==

===================== INSERTO: COMPROBANTE =====================

JORGE EDUARDO ORIHUELA IBERICO, ABOGADO-NOTARIO DE ESTA CAPITAL; =

----------------------C E R T I F I C O:------------------------

QUE HE TENIDO A LA VISTA EL LIBRO DENOMINADO: ACTAS DE JUNTAS GENERALES DE ACCIONISTAS No. 8, PERTENECIENTE A: FERREYROS S.A.A., LEGALIZADO POR ANTE MI, CON FECHA OCHO DE MARZO DEL AÑO DOS MIL SEIS, ENCONTRANDOSE REGISTRADO BAJO EL NUMERO 74,118, Y HE CONSTATADO QUE DE FOJAS 69 A FOJAS 129 INCLUSIVE, CORRE EXTENDIDA EL ACTA DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS, DE FECHA VEINTIOCHO DE MARZO DEL AÑO DOS MIL SIETE, CUYAS PARTES PERTINENTES QUE SE ME PIDE TRANSCRIBIR SON DEL TENOR LITERAL SIGUIENTE:==

===== ACTA DE JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS =====

==================== DEL 28 DE MARZO DE 2007 ====================

EN LIMA, A LOS VEINTIOCHO DIAS DEL MES DE MARZO DE 2007 Y DE

IE B Nº 7279421

CINCO MIL NOVECIENTOS VEINTIUNO

ACUERDO A LAS CONVOCATORIAS EFECTUADAS EN LOS DIARIOS EL COMERCIO Y EL PERUANO DEL DIA 3 DE MARZO DE 2007, SE REUNIERON EN LAS OFICINAS DE LA SOCIEDAD, UBICADAS EN LA AV. INDUSTRIAL No. 675, LIMA, A HORAS 11.00 am. BAJO LA PRESIDENCIA DEL SEÑOR CARLOS FERREYROS ASPILLAGA (PRESIDENTE DEL DIRECTORIO) Y ACTUANDO COMO SECRETARIO EL ING. OSCAR GUILLERMO ESPINOSA BEDOYA (DIRECTOR GERENTE GENERAL), LOS ACCIONISTAS QUE A CONTINUACION SE INDICA:===

LISTA DE ASISTENCIA: ==

LOS SEÑORES COMPAÑIA DE INVERSIONES Y GESTIONES S.A., CON DOMICILIO EN PARDO Y ALIAGA 699 OFC. 801, SAN ISIDRO, OTORGAN PODER AL SR. ROBERTO MAYSER GILDEMEISTER, QUIEN REPRESENTA:======= 132,632 ACCIONES SEGUN CARTA PODER Nº 1.========================

EL SEÑOR MANUEL TUDELA GUBBINS, CON DOMICILIO EN MALECON PEDRO DE OSMA Nº 110 DPTO. A602, BARRANCO, REPRESENTA:=================== 3,623 SUS PROPIAS ACCIONES.===================================

EL SEÑOR JOSE ANTONIO PALACIOS VASQUEZ DE VELASCO, CON DOMICILIO EN JUAN DE ALIAGA Nº 207, MAGDALENA, REPRESENTA:================= 104,213 SUS PROPIAS ACCIONES.================================

EL SEÑOR ITALO ARATA MALATESTA, CON DOMICILIO EN JR. GRAU 260, BELLAVISTA, CALLAO REPRESENTA:================================= 133,799 SUS PROPIAS ACCIONES.================================

EL SEÑOR JAIME FERRERYOS ASPILLAGA, CON DOMICILIO EN J. A. PEZET 365, SAN ISIDRO, REPRESENTA:=================================== 215,067 SUS PROPIAS ACCIONES.================================

EL SEÑOR EDUARDO MONTERO ARAMBURU, CON DOMICILIO EN REPUBLICA DE PANAMA Nº 3531 OFC. 1002, SAN ISIDRO, REPRESENTA:=============== 12'710,999 SUS PROPIAS ACCIONES.================================ 1'905,392 ACCIONES DE LA SRA. BLANCA ARAMBURU DE MONTERO, CARTA

CINCO MIL NOVECIENTOS VEINTIDOS

PODER N° 4 ==
7'742,005 ACCIONES DE LOS SEÑORES HORTENSIA S.A., CARTA PODER N°5.
1,260 ACCIONES DEL SR. CARLOS MUÑOZ TORCELLO, CARTA PODER N° 6.===

EL SEÑOR JUAN MANUEL PEÑA ROCA, CON DOMICILIO EN FRANCISCO MASIAS N° 370 PISO 10, SAN ISIDRO, REPRESENTA:========================
736,958 SUS PROPIAS ACCIONES.=====================================
2'109,545 ACCIONES DE LOS SEÑORES TRANSACCIONES FINANCIERAS S.A., CARTA PODER N° 97.==

EL SEÑOR ANDRES VON WEDEMEYER, CON DOMICILIO EN LOS CASTAÑOS No. 462, SAN ISIDRO, REPRESENTA:====================================
105,822 SUS PROPIAS ACCIONES.=====================================
8'354,657 ACCIONES DE LOS SEÑORES CORPORACION CERVESUR S.A.A., CARTA PODER N° 9 ==

EL SEÑOR FERNANDO ESPA GARCES ALVEAR, CON DOMICILIO EN LOS NOGALES 444 DPTO. 902, SAN ISIDRO, REPRESENTA:=========================
230,613 SUS PROPIAS ACCIONES.=====================================
732,495 ACCIONES DEL SR. FERNANDO ESPA Y CUENCA, CARTA PODER No.

LOS SEÑORES UNIVERSIDAD DEL PACIFICO, CON DOMICILIO EN AV. SALAVERRY 2020, JESUS MARIA, OTORGAN PODER AL SR GUSTAVO UGARTECHE BOGGIO, PARA QUE REPRESENTE:===============================
17,466 SUS PROPIAS ACCIONES, CARTA PODER N° 68.==================

EL SEÑOR JORGE MANUEL COSTA ORTIZ, CON DOMICILIO EN LINO ALARCO No. 121 - 125 PUEBLO LIBRE, REPRESENTA:======================
11,173 SUS PROPIAS ACCIONES ====================================

LA SEÑORA CATALINA RABINOVICH WOLOSHIN, CON DOMICILIO EN AV. PARDO 764, MIRAFLORES, OTORGA PODER AL SR. FERNANDO MANUEL BRESCIANI CHAVEZ, PARA QUE REPRESENTE:===================================

107 SUS PROPIAS ACCIONES, CARTA PODER Nº 99.====================

EL SEÑOR ISIDRO NUÑEZ RAMIREZ, CON DOMICILIO EN AV. LA CAPILLA CDRA. 3 HUERTA SANTA ROSA, RIMAC, REPRESENTA:==================
193 SUS PROPIAS ACCIONES.==

EL SEÑOR RAUL VASQUEZ ERQUICIO, CON DOMICILIO EN ENRIQUE CAMPOS 343, SURCO, REPRESENTA:=======================================
6,085 SUS PROPIAS ACCIONES.======================================

EL SEÑOR JOSE G. TAGLE REZZA, CON DOMICILIO EN A. MIRO QUESADA No. 250 DPTO. 2402, SAN ISIDRO, REPRESENTA:====================
83,862 SUS PROPIAS ACCIONES.=====================================

EL SEÑOR LEOPOLDO ESPEJO ACURIO, CON DOMICILIO EN CALLE SALAMANCA 221 - 223 PUEBLO LIBRE, REPRESENTA:=========================
347 SUS PROPIAS ACCIONES ==
689 ACCIONES DEL SEÑOR LEOPOLDO ESPEJO BEDON, CARTA PODER No.

EL SEÑOR LUIS MOREYRA FERREYROS, CON DOMICILIO EN ALFREDO SALAZAR Nº 653, 5º PISO, SAN ISIDRO, REPRESENTA:====================
15,963 SUS PROPIAS ACCIONES.=====================================
118,414 ACCIONES DEL SEÑOR FRANCISCO MOREYRA GARCIA, CARTA PODER No. 77.===
68,384 ACCIONES DE LA SRA. MARIA ISABEL MOREYRA DE BRIGNARDELLO, CARTA PODER Nº 78.===
59,150 ACCIONES DEL SR. LUIS CARLOS JAIME MOREYRA ORBEGOSO, CARTA PODER Nº 79.===
59,150 ACCIONES DE LA SRTA. LUCIA MOREYRA ORBEGOSO, CARTA PODER No. 80.===
132 ACCIONES DEL SR. JUAN MOREYRA FERREYROS, CARTA PODER Nº 81.===
219,883 ACCIONES DE LA SEÑORA MARIA SOUSA MOREYRA, CARTA PODER No. 82.===

362,811 ACCIONES DE LA SRA. ANGELICA MOREYRA DE GARCIA CALDERON, CARTA PODER Nº 83.==

32,461 ACCIONES DE LA SRA. CECILIA MOREYRA DE MASIAS, CARTA PODER Nº 84.==

21,354 ACCIONES DE LA SRA. INES MARIA MOREYRA FERREYROS, CARTA PODER Nº 85.==

44,769 ACCIONES DEL SR. PABLO MOREYRA LOREDO, CARTA PODER Nº 86.==

247,794 ACCIONES DE LA SRA. YOLANDA FERREYROS DE WILLIAMS, CARTA PODER Nº 87.==

110 ACCIONES DEL SR. GUILLERMO JOSE FERREYROS MONCALEANO, CARTA PODER Nº 88.==

118,416 ACCIONES DE LA SRA. LEONOR MOREYRA DE MARIATEGUI, CARTA PODER Nº 89.==

283,611 ACCIONES DE LA SRA. MARIA TERESA MOREYRA VDA. DE GALLAGHER CARTA PODER Nº 90.==

LA SEÑORA IRAIDA JOSEFINA SALAS ZALCEDO, CON DOMICILIO EN AV. 13 DE ENERO MZ. R, LT-19 HORIZONTE DE ZARATE, SAN JUAN DE LURIGANCHO, REPRESENTA:==

5,000 SUS PROPIAS ACCIONES.======================================

LOS SEÑORES AFP HORIZONTE S.A., CON DOMICILIO EN REPUBLICA DE PANAMA 3055 PISO 5, SAN ISIDRO, OTORGAN PODER AL SEÑOR PABLO MANUEL MOREYRA ALMENARA PARA QUE REPRESENTE A HO-FONDO 1, HO-FONDO Y HO-FONDO 3.==

23'598,119 ACCIONES SEGUN CARTA PODER Nº 2 ====================

LOS SEÑORES AFP INTEGRA, CON DOMICILIO EN CANAVAL Y MOREYRA 522, SAN ISIDRO, OTORGAN PODER AL SEÑOR ARMANDO VIDAL GASTAÑAGA, PARA QUE REPRESENTE A IN-FONDO 1, IN-FONDO 2 E IN-FONDO 3 ============

26'053,026 ACCIONES SEGUN CARTA PODER Nº 3 ======================

EL SEÑOR FERNANDO JESUS CEPEDA GONZALES, CON DOMICILIO EN CASTILLA

N° 381 SAN MIGUEL, REPRESENTA:===================================
21,903 SUS PROPIAS ACCIONES.=====================================

LOS SEÑORES LA POSITIVA SEGUROS Y REASEGUROS S.A., CON DOMICILIO EN ESQUINA JAVIER PRADO Y FRANCISCO MASIAS 370, SAN ISIDRO, OTORGAN PODER AL SR. JUAN MANUEL PEÑA ROCA , QUIEN REPRESENTA:====
1'997,655 ACCIONES SEGUN CARTA PODER N° 7.======================

LOS SEÑORES LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A., CON DOMICILIO EN FRANCISCO MASIAS 370, PISO 3, SAN ISIDRO, OTORGAN PODER AL SEÑOR JUAN MANUEL PEÑA ROCA, QUIEN REPRESENTA:==========
24'795,487 ACCIONES SEGUN CARTA PODER N° 8.=====================

EL SEÑOR JUAN PRADO BUSTAMANTE, CON DOMICILIO EN AV. GENERAL MUÑIZ N° 120 DPTO. 14-A, SAN ISIDRO, REPRESENTA:====================
3,524 SUS PROPIAS ACCIONES ======================================
1'217,434 ACCIONES DEL SR. JAVIER PRADO BUSTAMANTE, CARTA PODER No. 103 ==
5,849,606 ACCIONES DE LOS SEÑORES BUSLETT S.A., CARTA PODER N°104.
9,089,814 ACCIONES DE LOS SEÑORES DUCKTOWN HOLDINGS S.A., CARTA PODER N° 105.==
1,371,110 ACCIONES DE LOS SEÑORES FUNDACION MANUEL J. BUSTAMANTE, CARTA PODER N° 106 ==
959,368 ACCIONES DE LOS SEÑORES ESTUDIO DE ASESORIA LATINOAMERICANA S.A., CARTA PODER N° 108.=================================
51,672 ACCIONES DEL SR. ALONSO JOSE BUSTAMANTE LETTS, CARTA PODER N° 107.===
124,504 ACCIONES DE LA SRA. URSULA BUSTAMANTE DE TEALDO, CARTA PODER N° 109.==
9,400 ACCIONES DE LA SEÑORA MARIA HEINEBERG GARCIA, CARTA PODER No. 110.===
LOS SEÑORES PROFUTURO AFP, CON DOMICILIO EN CALLE CORONEL ANDRES REYES N° OTORGAN PODER AL SR. EDUARDO HERRERA VASQUEZ PARA

REPRESENTAR LAS ACCIONES DE PR-FONDO 1, PR-FONDO 2 Y PR-FONDO 3.==
22'437,346 SUS PROPIAS ACCIONES, CARTA PODER Nº 91 ==============
EL SEÑOR CARLOS FERREYROS ASPILLAGA, CON DOMICILIO EN PONTEVEDRA Nº 491 LA ESTANCIA, LA RINCONADA; REPRESENTA:===================
956,293 SUS PROPIAS ACCIONES.====================================
16',700,420 ACCIONES DE LOS SEÑORES HORSESHOE BAY LIMITED, CARTA PODER Nº 10 ===
2'799,049 ACCIONES DE LOS SEÑORES INTERNATIONAL MACHINERY CO. S.A. CARTA PODER Nº 11 ===
7,867,697 ACCIONES DE LOS SEÑORES HIBISCUS CAPITAL LTD., CARTA PODER Nº 12 ===
1,295,705 ACCIONES DE LA SRA. CARMEN ALVAREZ CALDERON DE FERREYOS, CARTA PODER Nº 13 ===
104,215 ACCIONES DE LA SEÑORITA SANDRA JIMENEZ TODE, CARTA PODER Nº 14 ==
850,000 ACCIONES DE LA SRA. VICTORIA FERREYROS DE ARRARTE, CARTA PODER Nº 15 ===
125,412 ACCIONES DE LA SRA. ISABEL FERREYROS DE MIRO QUESADA, CARTA PODER Nº 16 ===
24,292 ACCIONES DEL SEÑOR CARLOS FERREYROS RIBEYRO, CARTA PODER No. 75.==
999,001 ACCIONES DE LA SRA. ANA TERESA FERREYROS DE LOREDO, CARTA PODER Nº 17 ===
1'217,255 ACCIONES DEL SR. ALFREDO FERREYROS GAFFRON, CARTA PODER Nº 18 ==
10,869 ACCIONES DE LA SEÑORITA MARIA ESCUDERO PINO, CARTA PODER No. 19 ==
3,652 ACCIONES DEL SR. JULIO POLO ANGELES, CARTA PODER Nº 20 =====
10,000 ACCIONES DE LA SRA. MARTHA BARRENECHEA QUIJANDRIA, CARTA PODER Nº 21 ===
10,000 ACCIONES DE LA SRA. TERESA BARRENECHEA DE MANRIQUE, CARTA PODER Nº 22.==
10,000 ACCIONES DE LA SRA. CARMEN BARRENECHEA QUIJANDRIA, CARTA

PODER Nº 23.==
10,000 ACCIONES DE LA SRA. ELENA GUADALUPE BARRENECHEA QUIJANDRIA, CARTA PODER Nº 24 ==
31,691 ACCIONES DE LA SRA. MARIA DEL PILAR DIEZ GALLO GRANADINO, CARTA PODER Nº 25.==
1,290 ACCIONES DE LA SRA. ANA CECILIA VALLEJOS ALFARO, CARTA PODER Nº 26.==
297 ACCIONES DEL SR. AMADOR ORTIZ HUARAC, CARTA PODER Nº 27.======
11,844 ACCCIONES DEL SEÑOR GONZALO LOPEZ DE ROMAÑA, CARTA PODER No. 28.===
163 ACCIONES DE LA SRA. FERMINA IGNACIA Q. DE DE LA CRUZ, CARTA PODER Nº 69.==
85 ACCIONES DE LA SRTA. LIZ ELIZABETH DE LA CRUZ QUISPE, CARTA PODER Nº 70.==
85 ACCIONES DEL SR. CARLOS ANDRES DE LA CRUZ QUISPE, CARTA PODER Nº 71.==
438 ACCIONES DEL SR. SOLITARIO RAMOS QUISPE, CARTA PODER Nº 72.===
1,237 ACCIONES DEL SR. SIMEON ESCOBAR SOTO, CARTA PODER Nº 73.====
1,951 ACCIONES DEL SR. JUAN ARANDA SANTIAGO, CARTA PODER Nº 74.===
10,000 ACCIONES DEL SR. JOSE DE PIEROLA BALTA, CARTA PODER Nº 95.=
5,027 ACCIONES DEL SR. CARLOS EMILIO RIOS VASQUEZ, CARTA PODER No. 96.==

EL SEÑOR OSCAR ESPINOSA BEDOYA, CON DOMICILIO EN BELLO HORIZONTE Nº 401, LA MOLINA,REPRESENTA:=================================
1'383,717 SUS PROPIAS ACCIONES.==================================
5,070 ACCIONES DEL SR. FAUSTO BARRIO DE MENDOZA POLO, CARTA PODER Nº 29.==
695 ACCIONES DEL SR. GUSTAVO URRUTIA BARRIOS, CARTA PODER Nº 30.==
606 ACCIONES DEL SR. ALFONSO SAUCEDO ARANA, CARTA PODER Nº 31.====
760 ACCIONES DEL SR. JUAN VELA GARCIA, CARTA PODER Nº 32.=========
3,192 ACCIONES DEL SR. FEDERICO DELGADO FERNANDEZ, CARTA PODER No. 33.===

127 ACCIONES DEL SR. JORGE LUIS DEL VALLE MENDOZA, CARTA PODER No. 34.==
137 ACCIONES DE LA SRA. LUZ MARIA CUETO DE ALCANTARA, CARTA PODER N° 35.==
2,135 ACCIONES DEL SR. JOSE LUIS CASTRO PAREJA, CARTA PODER N° 36.
409 ACCIONES DEL SR. LUIS ENRIQUE PARODI ANGULO, CARTA PODER N°37.
1,319 ACCIONES DEL SR. GUIDO ECHEVARRIA CEVASCO, CARTA PODER N°38.
564 ACCIONES DEL SR. ZENON BARRERA QUISPE, CARTA PODER N° 39.=====
2,349 ACCIONES DEL SR. LUIS HUAMAN INFANTES, CARTA PODER N° 40.===
47 ACCIONES DEL SR. ANDRES GAGLIARDI WAKEHAM, CARTA PODER N° 41.==
26,663 ACCIONES DEL SR. VICTOR JIMENEZ PRETELL, CARTA PODER N° 42.
695 ACCIONES DE LA SRTA. ANDREA URRUTIA BARRIOS, CARTA PODER N°43.
933,409 ACCIONES DE LA SRA. ROSARIO BARRIOS GARCIA VDA. DE URRUTIA CARTA PODER N° 44.==
100 ACCIONES DEL SR. EDUARDO TAGLE RAMIREZ, CARTA PODER N° 45.====
32 ACCIONES DEL SR. GERARDO ESTEBAN NAZARIO BONILLA, CARTA PODER N° 46.==
25,362 ACCIONES DE LA SRA. RENEE ORTIGOSA G. DE CHIARELLA, CARTA PODER N° 47.==
6,256 ACCIONES DE LA SRA. ANDREA SANDOVAL SABERBEIN, CARTA PODER N° 48.==
47 ACCIONES DEL SR. LUIS ALBERTO PIZARRO PALACIOS, CARTA PODER No. 49.==
138 ACCIONES DEL SR. MANUEL IGNACIO UGARTECHE CROSBY, CARTA PODER No. 50.==
2'502,358 ACCIONES DE LOS SEÑORES GONDOMAR S.A., CARTA PODER N°51.
3'872,778 ACCIONES DE LOS SEÑORES INVERSIONES VARESLI S.A., CARTA PODER N° 52 ==
126,287 ACCIONES DE LA SRA. ELENA DIAZ DEL OLMO DE MONTOYA, CARTA PODER N° 53.==
55,870 ACCIONES DEL SR. JOSE MONTOYA RAMIREZ DEL VILLAR, CARTA PODER N° 54.==
100 ACCIONES DEL SR. ALVARO DE QUESADA GARCIA, CARTA PODER N° 55.=

155 ACCIONES DEL SR. JOSE ENRIQUE FREYRE ROMAN, CARTA PODER Nº 56.
47 ACCIONES DEL SR. JORGE SIAPO PERALTA, CARTA PODER Nº 57.=======
995,616 ACCIONES DEL SR. PEDRO FERNANDEZ ESCUZA, CARTA PODER Nº 58
110,847 ACCIONES DEL SR. CARLOS DIAZ DEL OLMO BARRERA, CARTA PODER No. 59.==
328,251 ACCIONES DEL SR. JOSEPH ERIC DIAZ, CARTA PODER Nº 60.=====
1,283 ACCIONES DEL SR. JAIME MELGAR DELGADO, CARTA PODER Nº 61.===
127 ACCIONES DE LA SRA. MAGNOLIA CABELLOS ZAGACETA, CARTA PODER No. 62.==
53 ACCIONES DEL SR. BELTRAN EFRAIN VERA PORTOCARRERO, CARTA PODER No. 63.==
63 ACCIONES DE LA SRA. PATRICIA ELIZABETH BARRON GUILLEN, CARTA PODER Nº 64.======================================
19 ACCIONES DE LOS SEÑORES ROBERTO CALDA CAVANNA Y ELENA GIURATO DE CALDA, CARTA PODER Nº 76 ==============================
206,054 ACCIONES DE LA SRA. LILY MURANTE P. DE RAMIREZ, CARTA PODER Nº 93.======================================
1'286,861 ACCIONES DE LA SRA. CARMEN BARRIOS GARCIA DE MULANOVICH, CARTA PODER Nº 94.======================================
1,400 ACCIONES DEL SEÑOR BELTRAN HURTADO DE MENDOZA, CARTA PODER No. 98 ==
2,619 ACCIONES DEL SR. JOSE GRADOS GUEVARA, CARTA PODER Nº 101 ===
47 ACCIONES DE LA SRA. NANCY MARLENE MESTANZA CORREA, CARTA PODER No. 102 ==
1,497 ACCIONES DEL SEÑOR CRISOLOGO LLALLICO VASQUEZ, CARTA PODER No. 111.==
7,239 ACCIONES DEL SR. VICTOR SARMIENTO REYES, CARTA PODER Nº 112.
65,283 ACCIONES DE LA SRA. NELLY ALVAREZ MAZA DE CASTLE, CARTA PODER Nº 113.======================================
5,215 ACCIONES DEL SR. RICARDO LAMA OVALLE, CARTA PODER Nº 114.===

LOS SEÑORES PRIMA AFP, CON DOMICILIO EN CALLE CHINCHON 980, SAN ISIDRO, OTORGAN PODER AL SR. ALFONSO MONTERO DASSO, PARA

REPRESENTAR LAS ACCIONES DE RI-FONDO 1, RI-FONDO 2 Y RI-FONDO 3 == 42'816,838 ACCIONES SEGUN CARTAS PODER N° 65, 66 Y 67.============

EL SEÑOR AUGUSTO KASTNER SALAZAR, CON DOMICILIO EN CARLOS ARRIETA 1050 SANTA BEATRIZ, LINCE, REPRESENTA:==========================
708 SUS PROPIAS ACCIONES.======================================

EL SEÑOR CESAR CAMPOS MATOS, CON DOMICILIO EN FRAY LUIS DE LEON 796 SAN BORJA, REPRESENTA:======================================
1,000 SUS PROPIAS ACCIONES.====================================

LA SEÑORA ELSA DAVILA DAVILA, CON DOMICILIO EN CALLE LOS RUBIES MZ-L, LT.14, URB. SAN EULOGIO, COMAS, REPRESENTA:================
7,000 SUS PROPIAS ACCIONES.====================================
EL SEÑOR OSCAR ESPINOSA BEDOYA, REPRESENTA:====================

2,396 ACCIONES DEL SR. VALERIO MENESES QUINTANILLA, CARTA PODER No. 115.===

EN LIMA, A LAS 11:00 am. DEL DIA VEINTIOCHO DE MARZO DE DOS MIL SIETE, SE CERRO EL REGISTRO DE ACCIONES PARA LA JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS DE FERREYROS S.A.A., HABIENDO SIDO DEBIDAMENTE REGISTRADAS 242,426,180 ACCIONES DE LAS CUALES 131,793,289 SON REPRESENTADAS POR SUS PROPIETARIOS Y 110,632,891 POR PODERES OTORGADOS PARA ESTA JUNTA. EN CONSECUENCIA SE HA SUPERADO EL QUORUM REQUERIDO PARA LA JUNTA GENERAL OBLIGATORIA ANUAL EN 113,246,180 ACCIONES.================================
(...)
EL PRESIDENTE DE LA JUNTA ABRIO LA SESION, COMPROBANDO QUE SE ENCONTRABAN REPRESENTADAS **242'988,136** ACCIONES, REGISTRADAS AL DIA 27 DE MARZO DE 2007 DE ACUERDO A LO DISPUESTO EN EL ARTICULO 256° DE LA LEY GENERAL DE SOCIEDADES, LAS CUALES EQUIVALIAN AL 94% DEL CAPITAL SOCIAL DE LA EMPRESA; SUPERANDOSE AMPLIAMENTE EL QUORUM

REQUERIDO POR EL ESTATUTO SOCIAL Y LA LEY GENERAL DE SOCIEDADES. EN CONSECUENCIA, DECLARO QUE PODIA SESIONAR VALIDAMENTE LA JUNTA CONVOCADA POR EL DIRECTORIO EN SU SESION DEL 18 DE FEBRERO ULTIMO PARA EFECTOS DE ADOPTAR ACUERDOS SOBRE LOS ASUNTOS MATERIA DE LA CONVOCATORIA.==

EL PRESIDENTE PROCEDIO POR TANTO, A DAR INICIO A LA JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS, DEJANDO CONSTANCIA QUE SE CELEBRABA EN PRIMERA CONVOCATORIA.=============================

(..)

4. APLICACION DEL INTEGRO DE LAS UTILIDADES DE LIBRE DISPOSICION CORRESPONDIENTES AL EJERCICIO 2006 Y DELEGACION DE FACULTADES AL DIRECTORIO PARA LA DISTRIBUCION DE LAS UTILIDADES DE LIBRE DISPOSICION, CONSECUENTE AUMENTO DE CAPITAL Y MODIFICACION DEL ARTICULO 5° DEL ESTATUTO SOCIAL.=========================

EL PRESIDENTE SEÑALO QUE EL DIRECTORIO EN SU SESION DEL 28 DE FEBRERO DE 2007, PROPUSO RECOMENDAR A LA JUNTA QUE SE DISTRIBUYA EL INTEGRO DE LAS UTILIDADES DE LIBRE DISPOSICION DEL AÑO 2006, TANTO EN DIVIDENDOS EN EFECTIVO COMO EN ACCIONES DE PROPIA EMISION.===

SEÑALO ASIMISMO QUE HABIENDOSE APROBADO LA MODIFICACION DE LA POLITICA DE DISTRIBUCION DE DIVIDENDOS, SOMETIA A CONSIDERACION DE LA JUNTA LA DELEGACION DE FACULTADES AL DIRECTORIO PARA DISTRIBUIR LAS UTILIDADES, DE ACUERDO A LA NUEVA POLITICA DE DIVIDENDOS, LUEGO DE TRANSCURRIDOS TREINTA DIAS UTILES DE LA APROBACION DE LA JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS, SEGUN NORMATIVA VIGENTE.==

POR TANTO, SOMETIO A CONSIDERACION DE LOS SEÑORES ACCIONISTAS LA DELEGACION DE FACULTADES AL DIRECTORIO PARA QUE ACUERDE CON POSTERIORIDAD A TREINTA DIAS UTILES DE LA PRESENTE JUNTA, LA DISTRIBUCION DE LAS UTILIDADES DE LIBRE DISPOSICION DEL 2006 TANTO EN DIVIDENDOS EN EFECTIVO COMO EN ACCIONES DE PROPIA EMISION, LUEGO DE RESTITUIR EL MONTO DEL EXCEDENTE DE REVALUACION CAPITALIZADO EN EXCESO EN LOS EJERCICIOS ANTERIORES, CONSIDERANDO

SERIE B Nº 7279432

CINCO MIL NOVECIENTOS TREINTIDOS

LOS LIMITES ESTABLECIDOS EN LA NUEVA POLITICA.==================

INVITADO POR EL PRESIDENTE, EL GERENTE GENERAL EXPUSO EL DETALLE DEL IMPORTE DE LAS UTILIDADES A DISTRIBUIR POR EL EJERCICIO 2006 DE ACUERDO A LA MODIFICACION DE LA POLITICA.====================

(..)

FINALMENTE SEÑALO EL PRESIDENTE QUE LA CAPITALIZACION DE PARTE DE LAS UTILIDADES DEL 2006, TRAERA COMO CONSECUENCIA QUE EL DIRECTORIO APRUEBE, EN BASE A LAS FACULTADES DELEGADAS Y A LO DISPUESTO EN EL ART. 206 DE LA LEY GENERAL DE SOCIEDADES, EL AUMENTO DE CAPITAL Y LA CONSECUENTE MODIFICACION DEL ART 5° DEL ESTATUTO SOCIAL.==

UNA VEZ RESUELTAS LAS CONSULTAS EFECTUADAS Y DESPUES DE UNA DELIBERACION, LA JUNTA APROBO POR UNANIMIDAD LA PROPUESTA DEL DIRECTORIO.==

(..)

DESIGNACION DE FUNCIONARIOS PARA LA FORMALIZACION DE LOS ACUERDOS.

SE APROBO POR UNANIMIDAD FACULTAR A LOS SEÑORES OSCAR GUILLERMO ESPINOSA BEDOYA DE NACIONALIDAD PERUANA, IDENTIFICADO CON D.N.I. No. 07277264 Y MARIELA GARCIA DE FABBRI DE NACIONALIDAD PERUANA, IDENTIFICADA CON D.N.I. No. 07834536 PARA QUE CUALQUIERA DE ELLOS, ACTUANDO INDIVIDUALMENTE, SUSCRIBA LA MINUTA Y LA ESCRITURA PUBLICA QUE FORMALIZA LOS ACUERDOS ANTERIORES:==================

SIENDO LAS 12.00 HORAS, SE DIO POR CONCLUIDA LA PRESENTE SESION Y TOMANDO EN CUENTA LA EXTENSION DE LOS TEMAS TRATADOS QUE DEBEN SER CUIDADOSAMENTE REFLEJADOS EN EL ACTA DE LA PRESENTE JUNTA, SE ACORDO POR UNANIMIDAD Y CON ARREGLO AL ARTICULO 30 DEL ESTATUTO, DESIGNAR AL PRESIDENTE, SEÑOR CARLOS FERREYROS ASPILLAGA Y AL SECRETARIO, ING. OSCAR GUILLERMO ESPINOSA BEDOYA Y A LOS ACCIONISTAS PRESENTES, DR. JOSE TAGLE REZZA Y SR. MANUEL TUDELA GUBBINS, PARA QUE CONJUNTAMENTE SUSCRIBAN EL ACTA RESPECTIVA.=====

DE CONFORMIDAD CON LO ESTABLECIDO EN EL ARTICULO 113° DE LA LEY GENERAL DE SOCIEDADES Y DE ACUERDO A LO DISPUESTO EN EL ESTATUTO DE LA SOCIEDAD, SE CONVOCA A LA JUNTA GENERAL OBLIGATORIA ANUAL DE

FERREYROS S.A.A. QUE TENDRA LUGAR; EL DIA MIERCOLES 28 DE MARZO DE 2007, A LAS 11:00 a.m. EN EL LOCAL DE LA AV. INDUSTRIAL Nº 675, (SOTANO) LIMA.==

A CONTINUACION APARECEN CUATRO FIRMAS.============================

ASI Y MAS EXTENSAMENTE CONSTA DEL ACTA DE SU REFERENCIA QUE HE TENIDO A LA VISTA A LA QUE ME REMITO EN CASO NECESARIO. EN LA CIUDAD DE LIMA A LOS DOCE DIAS DEL MES DE JULIO DEL AÑO DOS MIL SIETE.==

===================== **INSERTO: COMPROBANTE** ====================

JORGE EDUARDO ORIHUELA IBERICO, ABOGADO-NOTARIO DE ESTA CAPITAL; =

--------------------C E R T I F I C O:----------------------

QUE HE TENIDO A LA VISTA EL LIBRO DENOMINADO: **ACTAS DE DIRECTORIO No. 11**, PERTENECIENTE A: **FERREYROS S.A.A.**, LEGALIZADO POR ANTE MI, CON FECHA DOS DE MARZO DEL AÑO DOS MIL DOS, ENCONTRANDOSE REGISTRADO BAJO EL NUMERO 74,109, Y HE CONSTATADO QUE DE FOJAS 139 A FOJAS 143 INCLUSIVE, CORRE EXTENDIDA EL ACTA DE ACTA DE LA SESION DE DIRECTORIO, DE FECHA QUINCE DE MAYO DEL AÑO DOS MIL SIETE, CUYAS PARTES PERTINENTES QUE SE ME PIDE TRANSCRIBIR SON DEL TENOR LITERAL SIGUIENTE::==

===== ACTA DE LA SESION DE DIRECTORIO DEL 15 DE MAYO DE 2007 =====

EN LIMA, A LOS QUINCE DIAS DEL MES DE MAYO DEL 2007, SIENDO LAS 3:30 pm., SE EFECTUO DE MANERA NO PRESENCIAL LA SESION DE DIRECTORIO DE FERREYROS S.A.A., CON LA ASISTENCIA DE LOS SEÑORES DIRECTORES CARLOS FERREYROS ASPILLAGA, EDUARDO MONTERO ARAMBURU, JUAN MANUEL PEÑA ROCA, ANDREAS VON WEDEMEYER KNIGGE, JUAN MANUEL PRADO BUSTAMANTE, ALDO RENATO DEFILIPPI TRAVERSO, HERNAN FRANCISCO BARRETO BOGGIO Y OSCAR GUILLERMO ESPINOSA BEDOYA.================

SE DEJA CONSTANCIA QUE LA CONVOCATORIA A ESTA SESION SE EFECTUO EN LA FORMA Y CON LA ANTICIPACION PREVISTA EN LOS ESTATUTOS Y LA LEY GENERAL DE SOCIEDADES.==

ACTUO COMO PRESIDENTE EL SR. CARLOS FERREYROS ASPILLAGA Y COMO SECRETARIO EL DIRECTOR GERENTE GENERAL, SR. OSCAR GUILLERMO ESPINOSA BEDOYA.==

ENCONTRANDOSE PRESENTES DE MANERA NO PRESENCIAL, PERO COMUNICADOS A TRAVES DE MEDIOS QUE GARANTIZAN UNA ADECUADA COMUNICACION LA TOTALIDAD DE LOS MIEMBROS DEL DIRECTORIO, SE PASO A TRATAR LOS TEMAS MATERIA DE AGENDA.==

COMO CUESTION PREVIA AL DESARROLLO DEL TEMA DE AGENDA, LA TOTALIDAD DE LOS DIRECTORES MANIFESTARON SU CONSENTIMIENTO EXPRESO Y ACEPTACION AL HECHO QUE LA PRESENTE SESION SE LLEVE A CABO DE MANERA NO PRESENCIAL SEGUN LO DISPUESTO EN EL ARTICULO 37 DEL ESTATUTO SOCIAL Y EN ARMONIA CON LO PREVISTO POR EL ARTICULO 169 DE LA LEY GENERAL DE SOCIEDADES.==================================

(...)

2. <u>AUMENTO DE CAPITAL POR CAPITALIZACION DE UTILIDADES DE LIBRE DISPOSICION</u>.- ==

EL GERENTE GENERAL RECORDO QUE LA JUNTA DE ACCIONISTAS FACULTO TAMBIEN AL DIRECTORIO A DISTRIBUIR LAS UTILIDADES DE LIBRE DISPOSICION DEL 2006 EN ACCIONES DE PROPIA EMISION, LUEGO DE RESTITUIR EL MONTO DEL EXCEDENTE DE REVALUACION CAPITALIZADO EN EXCESO EN LOS EJERCICIOS ANTERIORES, Y DE APROBAR EL DIVIDENDO EN EFECTIVO CONSIDERANDO LOS LIMITES ESTABLECIDOS EN LA NUEVA POLITICA DE DIVIDENDOS.=====================================

UNA VEZ RESUELTAS LAS CONSULTAS EFECTUADAS Y DESPUES DE UNA DELIBERACION, EL DIRECTORIO APROBO POR UNANIMIDAD LA CAPITALIZACION DE S/. 51'553,154.40. EN CONSECUENCIA, SE EMITIRIAN 46'866,504 NUEVAS ACCIONES DE UN VALOR NOMINAL DE S/. 1.10.=======

FINALMENTE EL GERENTE GENERAL SEÑALO QUE LA EMISION DE NUEVAS ACCIONES POR CAPITALIZACION, NO DARA LUGAR A PAGO ALGUNO DE IMPUESTOS POR PARTE DE LA EMPRESA NI DE LOS ACCIONISTAS.=========

EN CONSECUENCIA, EL NUEVO CAPITAL SOCIAL SERA DE S/. 335'749,154.40, REPRESENTADO POR 305'226,504 ACCIONES DE UN VALOR NOMINAL DE S/. 1.10 CADA UNA; Y LAS CUENTAS PATRIMONIALES, LUEGO DE LA CAPITALIZACION ACORDADA, QUEDARAN DE LA SIGUIENTE MANERA:===

- CAPITAL SOCIAL S/. 335'749,154.40 ====================
- RESERVA LEGAL 19'055,886.00 ====================

- EXCEDENTE DE REVALUACION 15'937,048.00 =====================
- TOTAL PATRIMONIO 370'742,088.40 =====================

3. MODIFICACION DEL ART. 5 DEL ESTATUTO.- =====================

EL GERENTE GENERAL SEÑALO QUE AL MODIFICARSE EL CAPITAL SOCIAL DE LA SOCIEDAD, DEBERA PROCEDERSE A MODIFICAR EL ARTICULO 5 DEL ESTATUTO, EL CUAL A LA LETRA DEBERA DECIR:=====================

"EL CAPITAL DE LA SOCIEDAD ES DE S/. 335'749,154.40 DIVIDIDO EN 305'226,504 ACCIONES DE UN VALOR NOMINAL DE S/. 1.10 CADA UNA, INTEGRAMENTE SUSCRITAS Y PAGADAS, GOZANDO TODAS DE IGUALES DERECHOS Y PRERROGATIVAS".=====================

EL DIRECTORIO APROBO POR UNANIMIDAD ESTA PROPUESTA Y AUTORIZO AL GERENTE GENERAL A SUSCRIBIR LA MINUTA Y ESCRITURA PUBLICA CORRESPONDIENTE.=====================

NO HABIENDO OTRO ASUNTO QUE TRATAR, EL PRESIDENTE DIO POR CONCLUIDA LA REUNION LEVANTANDO LA SESION, ENCARGANDOSE AL GERENTE GENERAL LA REDACCION DEL ACTA PARA SU CIRCULACION ENTRE LOS DIRECTORES ASISTENTES A LA PRESENTE SESION NO PRESENCIAL, A FIN DE RECABAR DE ELLOS LA CONFORMIDAD CORRESPONDIENTE PARA SU POSTERIOR SUSCRIPCION EN SEÑAL DE APROBACION.=====================

A CONTINUACION APARECEN OCHO FIRMAS.=====================

ASI Y MAS EXTENSAMENTE CONSTA DEL ACTA DE SU REFERENCIA QUE HE TENIDO A LA VISTA A LA QUE ME REMITO EN CASO NECESARIO. EN LA CIUDAD DE LIMA A LOS DOCE DIAS DEL MES DE JULIO DEL AÑO DOS MIL SIETE.=====================

===================== INSERTO: ASIENTO CONTABLE =====================

JORGE EDUARDO ORIHUELA IBERICO, ABOGADO-NOTARIO DE ESTA CAPITAL; =

---------------------C E R T I F I C O:---------------------

QUE HE TENIDO A LA VISTA EL LIBRO DENOMINADO: DIARIO PERTENECIENTE A: FERREYROS S.A.A., LEGALIZADO POR ANTE NOTARIO DE LIMA DR. ORLANDO MALCA PEREZ, CON FECHA DIECISEIS DE FEBRERO DEL AÑO DOS MIL SIETE, ENCONTRANDOSE REGISTRADO BAJO EL NUMERO 32,298-2007, EN EL QUE SE ENCUENTRAN LOS ASIENTOS CONTABLES DEL TENOR LITERAL SIGUIENTE:=====================

================= LIBRO DIARIO MES DE MAYO 2007 ===============

59 UTILIDADES RETENIDAS ----------- S/. 51'553,154.40 -----------

50 CAPITAL SOCIAL ------------------------------ S/. 51'553,154.40

CAPITALIZACION POR S/. 51'553,154.40, ACORDADA EN SESION DE DIRECTORIO DEL 15 DE MAYO DEL 2007.==============================

(FIRMADO): BERNARDO CHAUCA QUISPE - CONTADOR GENERAL - C.P.C. CON MAT. No. 19915 ==

ASI CONSTA DEL ASIENTO CONTABLE DE SU REFERENCIA QUE HE TENIDO A LA VISTA A LA QUE ME REMITO EN CASO NECESARIO. EN LA CIUDAD DE LIMA A LOS DOCE DIAS DEL MES DE JULIO DEL DOS MIL SIETE.==========

====================== INSERTO AVISO ======================

AVISO PUBLICADO EN EL DIARIO OFICIAL "EL PERUANO" EL DIA SABADO TRES DE MARZO DEL AÑO DOS MIL SIETE.==========================

====================== FERREYROS S.A.A. ======================

========= JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS =========

DE CONFORMIDAD CON LO ESTABLECIDO EN EL ARTICULO 113° DE LA LEY GENERAL DE SOCIEDADES Y DE ACUERDO A LOS DISPUESTO EN EL ESTATUTO DE LA SOCIEDAD, SE CONVOCA A LA JUNTA GENERAL OBLIGATORIA ANUAL DE FERREYROS S.A.A. QUE TENDRA LUGAR EL DIA MIERCOLES 28 DE MARZO DE 2007, A LAS 11:00 am. EN EL LOCAL DE LA COMPAÑIA SITO EN AV. INDUSTRIAL Nº 675, (SOTANO) LIMA.==============================

OBJETO DE LA CONVOCATORIA ===================================

1.- EXAMEN Y APROBACION DE LA MEMORIA 2006 QUE INCLUYE EL ANALISIS Y DISCUSION DE LOS ESTADOS FINANCIEROS.========================

2.- TRATAMIENTO DE LA CAPITALIZACION DEL EXCEDENTE DE REVALUACION DE EJERCICIOS ANTERIORES Y APLICACION PARCIAL DE RESULTADOS ACUMULADOS.==

3.- MODIFICACION DE LA POLITICA DE DIVIDENDOS.===================

4.- APLICACION DEL INTEGRO DE LAS UTILIDADES DE LIBRE DISPOSICION CORRESPONDIENTES AL EJERCICIO 2006 Y DELEGACION DE FACULTADES AL DIRECTORIO PARA LA DISTRIBUCION DE LAS UTILIDADES DE LIBRE DISPOSICION, CONSECUENTE AUMENTO DE CAPITAL Y MODIFICACION DEL

ARTICULO 5 DEL ESTATUTO SOCIAL.==================================
5.- NOMBRAMIENTO DE AUDITORES EXTERNOS PARA EL EJERCICIO 2007.====
EN CASO DE NO ALCANZARSE EL QUORUM REQUERIDO, LA SESION EN SEGUNDA CONVOCATORIA SE EFECTUARA EL DIA MARTES 3 DE ABRIL A LA MISMA HORA Y EN EL MISMO LUGAR.===
LA DOCUMENTACION RELACIONADA CON EL OBJETO DE LA JUNTA SE ENCUENTRA A DISPOSICION DE LOS ACCIONISTAS EN LA SEDE SOCIAL A PARTIR DEL DIA DE HOY.======================================
TIENEN DERECHO A ASISTIR A LA JUNTA LOS TITULARES DE ACCIONES INSCRITAS A SU NOMBRE EN EL LIBRO DE MATRICULA DE ACCIONES O EN EL REGISTRO DE CAVALI S.A., CON UNA ANTICIPACION, NO MENOR DE DIEZ DIAS AL DE LA CELEBRACION DE LA JUNTA.==========================
LOS PODERES PARA LA REPRESENTACION DE LAS ACCIONES SE REGISTRARAN EN EL LOCAL DE LA COMPAÑIA (2° PISO) CON UNA ANTICIPACION NO MENOR DE VEINTICUATRO HORAS A LA HORA FIJADA PARA LA CELEBRACION DE LA JUNTA.===
DE ASISTIR A LA JUNTA, AGRADECEREMOS CONFIRMAR SU ASISTENCIA AL TELEFONO 0800-13372 O 336-7070 ANEXO 4254 SRA. AUGUSTA PONCE ZIMMERMANN.===
===================== LIMA, MARZO DE 2007 ====================
======================== EL DIRECTORIO ======================
002 -OP-31878-1 1v. 3 MARZO ===================================
========================= INSERTO AVISO ======================
AVISO PUBLICADO EN EL DIARIO "EL COMERCIO" EL DIA SABADO TRES DE MARZO DEL AÑO DOS MIL SIETE, A FOJAS b3 ======================
===================== FERREYROS S.A.A. =======================
========= JUNTA GENERAL OBLIGATORIA ANUAL DE ACCIONISTAS =========

DE CONFORMIDAD CON LO ESTABLECIDO EN EL ARTICULO 113° DE LA LEY GENERAL DE SOCIEDADES Y DE ACUERDO A LOS DISPUESTO EN EL ESTATUTO DE LA SOCIEDAD, SE CONVOCA A LA JUNTA GENERAL OBLIGATORIA ANUAL DE FERREYROS S.A.A. QUE TENDRA LUGAR EL DIA MIERCOLES 28 DE MARZO DE 2007, A LAS 11:00 am. EN EL LOCAL DE LA COMPAÑIA SITO EN AV.

INDUSTRIAL N° 675, (SOTANO) LIMA.===============================

OBJETO DE LA CONVOCATORIA ======================================

1.- EXAMEN Y APROBACION DE LA MEMORIA 2006 QUE INCLUYE EL ANALISIS Y DISCUSION DE LOS ESTADOS FINANCIEROS.==========================

2.- TRATAMIENTO DE LA CAPITALIZACION DEL EXCEDENTE DE REVALUACION DE EJERCICIOS ANTERIORES Y APLICACION PARCIAL DE RESULTADOS ACUMULADOS.==

3.- MODIFICACION DE LA POLITICA DE DIVIDENDOS.===================

4.- APLICACION DEL INTEGRO DE LAS UTILIDADES DE LIBRE DISPOSICION CORRESPONDIENTES AL EJERCICIO 2006 Y DELEGACION DE FACULTADES AL DIRECTORIO PARA LA DISTRIBUCION DE LAS UTILIDADES DE LIBRE DISPOSICION, CONSECUENTE AUMENTO DE CAPITAL Y MODIFICACION DEL ARTICULO 5 DEL ESTATUTO SOCIAL.================================

5.- NOMBRAMIENTO DE AUDITORES EXTERNOS PARA EL EJERCICIO 2007.====

EN CASO DE NO ALCANZARSE EL QUORUM REQUERIDO, LA SESION EN SEGUNDA CONVOCATORIA SE EFECTUARA EL DIA MARTES 3 DE ABRIL A LA MISMA HORA Y EN EL MISMO LUGAR.==

LA DOCUMENTACION RELACIONADA CON EL OBJETO DE LA JUNTA SE ENCUENTRA A DISPOSICION DE LOS ACCIONISTAS EN LA SEDE SOCIAL A PARTIR DEL DIA DE HOY.==

TIENEN DERECHO A ASISTIR A LA JUNTA LOS TITULARES DE ACCIONES INSCRITAS A SU NOMBRE EN EL LIBRO DE MATRICULA DE ACCIONES O EN EL REGISTRO DE CAVALI S.A., CON UNA ANTICIPACION, NO MENOR DE DIEZ DIAS AL DE LA CELEBRACION DE LA JUNTA.==========================

LOS PODERES PARA LA REPRESENTACION DE LAS ACCIONES SE REGISTRARAN EN EL LOCAL DE LA COMPAÑIA (2° PISO) CON UNA ANTICIPACION NO MENOR DE VEINTICUATRO HORAS A LA HORA FIJADA PARA LA CELEBRACION DE LA JUNTA.===

DE ASISTIR A LA JUNTA, AGRADECEREMOS CONFIRMAR SU ASISTENCIA AL TELEFONO 0800-13372 O 336-7070 ANEXO 4254 SRA. AUGUSTA PONCE ZIMMERMANN.==

===================== LIMA, MARZO DE 2007 ===================

======================== EL DIRECTORIO =====================

AV. CAMINO REAL Nº 111 - 2DO. PISO - SAN ISIDRO - LIMA - PERÚ

=====================.C O N C L U S I O N.======================

FORMALIZADO EL INSTRUMENTO, EL OTORGANTE SE INSTRUYO DE SU OBJETO, POR LA LECTURA QUE DE TODO EL HIZO; DESPUES DE LO CUAL SE AFIRMA Y RATIFICA EN SU CONTENIDO, FIRMA E IMPRIME SU HUELLA DIGITAL, ANTE MI, DE LO QUE DOY FE.==

SE INICIA Y CONCLUYE ESTE INSTRUMENTO EN EL PAPEL DE SEGURIDAD NOTARIAL SERIE B, Nos. 7279418 Y 7279439 RESPECTIVAMENTE.=========

"CONFORME AL ART. 59 INC. h) DE LA LEY DEL NOTARIADO: SE DEJA CONSTANCIA QUE EL LIBRO DE ACTAS DE DIRECTORIO Nº 11, SE LEGALIZO EL 02 DE MARZO DE 2006 Y NO COMO POR ERROR SE CONSIGNO EN LA CERTIFICACION INSERTA. ASIMISMO SE DEJA CONSTANCIA QUE EL NUMERO DE ACCIONES QUE SE ENCONTRABAN REPRESENTADAS EN LA JUNTA OBLIGATORIA DE FECHA 28 DE MARZO DE 2007, INSERTA SON 242'426,180 Y NO COMO SE CONSIGNO. DOY FE." ======================

"ASIMISMO SE DEJA CONSTANCIA QUE LAS242,426,180 ACCIONES REGISTRADAS AL DIA 27 DE MARZO DE 2007 Y REPRESENTADAS EN LA JUNTA OBLIGATORIA DE FECHA 28 DE MARZO DE 2007, EQUIVALEN AL 93.83% DEL CAPITAL Y NO COMO POR ERROR SE CONSIGNO. DOY FE." ==

OSCAR GUILLERMO ESPINOSA BEDOYA | IMPRESION DACTILAR | 17/07/07 FECHA

SE CONCLUYE EL PROCESO DE FIRMA(S) DE ESTE INSTRUMENTO CON FECHA DIECISIETE DE JULIO DEL AÑO DOS MIL SIETE.====================

N O T A R I O

M.F.

SUNARP
SUPERINTENDENCIA NACIONAL DE LOS REGISTROS PUBLICOS

ANOTACION DE INSCRIPCION

ZONA REGISTRAL N° IX. SEDE LIMA
OFICINA REGISTRAL LIMA

TITULO N°	:	**2007-00395317**
Fecha de Presentación	:	18/07/2007

Se deja constancia que se ha registrado lo siguiente :

ACTO	PARTIDA N°	ASIENTO
AUMENTO DE CAPITAL DE SOCIEDAD ANONIMA	11007355	B0011

Derechos S/.3,450.00 con Recibo(s) Numero(s) 00024062-03 00032274-06.
LIMA, 28 de Agosto de 2007

JAMES ROJAS GUEVARA
Registrador Público
Zona Registral N° IX - Sede Lima

SUNARP
SUPERINTENDENCIA NACIONAL DE LOS REGISTROS PUBLICOS
Zona Registral N° IX - Sede Lima
Sub Gerencia de Diario y Mesa de Partes

CERTIFICO: QUE LA REPRODUCCION QUE ANTECEDE ES IDENTICA A LA ANOTACION EXPEDIDA POR EL REGISTRO.
LIMA, 29 AGO. 2007

JORGE E. ORIHUELA IBERICO
NOTARIO - ABOGADO

A SOLICITUD DE PARTE INTERESADA, EXPIDO ESTE TESTIMONIO, EL MISMO QUE CONCUERDA CON EL INSTRUMENTO MATRIZ DE SU REFERENCIA DE LO QUE DOY FE Y AL QUE ME REMITO EN CASO NECESARIO. LA FECHA Y FOJA EN QUE CORRE OBRA EN LA TRANSCRIPCION QUE PRECEDE Y SE ENCUENTRA DEBIDAMENTE SUSCRITO POR EL (LOS) COMPARECIENTE(S) Y AUTORIZADO POR EL NOTARIO QUE CERTIFICA SEGUN ARTICULO 83 DE LA LEY DEL NOTARIADO.--
LIMA, 29 DE AGOSTO DEL AÑO DOS MIL SIETE.--------------------

JORGE E. ORIHUELA IBERICO
NOTARIO - ABOGADO

INSCRIPCION DE SOCIEDADES ANONIMAS
FERREYROS S.A.A.

REGISTRO DE PERSONAS JURIDICAS
RUBRO : AUMENTO DE CAPITAL Y MODIF. DEL ESTATUTO
B000011

Por ESCRITURA PÚBLICA del 12/07/2007 otorgada ante NOTARIO ORIHUELA IBERICO JORGE EDUARDO en la ciudad de LIMA y por Junta General de fecha 28/03/2007 y Sesión de Directorio del 15/05/2007 se acordó: **aumentar el capital de la sociedad en la suma S/. 51'553,154.40 mediante la capitalización de utilidades**; modificándose el estatuto en su "*ARTÍCULO 5*.- El capital de la sociedad es de **S/. 335'749,154.40**, dividido en **305'226,504** acciones de un valor nominal de **S/. 1.10** cada una, íntegramente suscritas y pagadas, gozando todas de iguales derechos y prerrogativas". El Libro de *Actas de Juntas Generales de Accionistas Nº 8* legalizado con fecha 08/03/2006 ante Notario Dr. Jorge Eduardo Orihuela Iberico bajo el Nº 74,118. El Libro de *Actas de Directorio* legalizado con fecha 02/03/2006 ante Notario Dr. Jorge Eduardo Orihuela Iberico bajo el Nº 74,109. El título fue presentado el 18/07/2007 a las 12:20:46 PM horas, bajo el Nº 2007-00395317 del TomoDiario 0489.Derechos S/.3,450.00 con Recibo(s) Numero(s) 00024062-03 00032274-06.-LIMA,28 de Agosto de 2007.

JAMES ROJAS GUEVARA
Registrador Público
Zona Registral Nº IX - Sede Lima

NOTARIA ORIHUELA IBERICO
Av. Camino Real Nº. 111 - 2do. Piso
San Isidro - Telefax : 440-5422
442-8897 - 442-2574 - 442-8907 - 442-6001
E-mail: notjeoi@terra.com.pe